X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2005 NOV 17 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05012665

DELIVERED BY MAIL

November 8, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release by X-Cal Resources Ltd. dated November 8, 2005.

Sincerely,
X-CAL RESOURCES LTD.

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Sharon MacLellan
/sml
+ encl

X-Cal Resources Ltd.

TSX/XCL **November 8, 2005**

RECEIVED 2005 NOV 17 P 12: 30 OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

Nevada Update

Sleeper Gold Project
Humboldt County, Nevada

X-Cal Resources is initiating a review of the large volume of exploration data generated by the Sleeper Joint Venture and has requested master copies of all current Sleeper Data to facilitate the process.

The review will incorporate outside consultants to assist X-Cal with development of an updated overview of the Sleeper Gold Project. Geologic data, expenditures by the Joint Venture, overall project potential and recommendations for continued exploration will be covered. The process will be funded independently by X-Cal, as a management tool.

X-Cal participates in Sleeper Technical Sessions on a regular basis. Ken Snyder, PhD., Larry Kornze, P. Eng., and X-Cal President, Shawn Kennedy attend Sleeper Joint Venture technical sessions on behalf of X-Cal.

X-Cal's current view of the Sleeper Gold Project is that Sleeper is one of only a handful of Nevada gold exploration properties, with a district scale land holding centered on a historic producer, with an advanced digital data package.

The review will focus on exploration potential for three styles of gold mineralization at Sleeper, with a lower priority on a fourth style:

1. Structurally controlled, high grade gold mineralization in the Sleeper Volcanics.

2. Lower grade, potentially heap leachable gold, in the volcanics.

3. Potential for Hishikari style gold mineralization at the volcanic/sediment contact. The review will request input from internationally recognized consultants on this topic. Future exploration success aimed at this type of hypothetical target is expected to be dependant on identification of structural intersections and favorable horizons.

4. Florida Canyon type gold mineralization in the sediments currently has a lower priority rating.

New Sleeper Gold Corporation is the operator of the Sleeper Joint Venture. The Joint Venture is funded 50% / 50% by the partners X-Cal Resources and New Sleeper Gold Corporation. Resource figures and an updated NI-43-101 are being prepared under the direction and timing of the operator. The additional data from the operator is anticipated before the end of 2005.

Mill Creek Gold Project
Lander County, Nevada

The Plan of Operations application announced July 2005 has been filed and the review process is well underway. The outcome and amount of bonding, if the permit process is successful, is not known at this time. The intent of the Plan of Operations application for Mill Creek is to facilitate comprehensive exploration of this property (see press release dated July 11, 2005).

Mill Creek is currently under option to Placer Dome US. Two holes have been drilled, one in the South West corner of the property to a depth of approximately 2,500 ft, where it was terminated due to ground conditions. The second hole, drilled to a depth of 1,600, North/East of the deeper test, was also terminated due to ground conditions. The structural preparation evident in both holes is encouraging. Both holes were drilled from an existing access road, as the current permits limit disturbance. X-Cal has yet to receive drill logs or geochemistry from the initial testing by Placer Dome (see press releases dated June 29 and August 12, 2005 and property maps @www.x-cal.com).

A NI-43-101 report detailing the results of X-Cal's 2004 work program at Mill Creek can be viewed at www.x-cal.com.

Reese River Pediment Project
Lander County, Nevada
X-Cal/Placer Dome

X-Cal and Placer Dome are expanding the binding Reese River Pediment Project letter agreement announced September 15, 2005 into a more detailed document. The detailed agreement is expected to be complete this month (see press release dated September 15, 2005 and property map at www.x-cal.com). The Reese River exploration program will be designed by personnel from both companies. Drill permit applications will be filed at the earliest opportunity. A variety of surface surveys, designed to augment existing targeting data, are scheduled and awaiting field crew.

Summary

Mergers in the gold industry do not make new reserves.

To date, consolidations have resulted in talented exploration people becoming available as consultants. X-Cal has attracted some top technical people with Nevada track records to assist with our work and will continue to foster relationships with able explorationists.

X-Cal intends to continue to look at corporate growth opportunities with the assistance of Capital Markets Advisory.

X-Cal still believes strongly in the potential of Sleeper.

Our early stage Mill Creek and Reese River Pediment gold properties are also well located.

We feel that the giant gold companies will inevitably have to move to exploration to sustain production.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Mill Creek, the Sleeper Gold and the Reese River projects and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the

planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek, the Sleeper Gold and the Reese River projects; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Mill Creek, the Sleeper Gold and the Reese River projects.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*